TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE – Edmonton, Alberta

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

April 7, 2006

TITAN TRADING ANALYTICS INC. APPOINTS TECHNICAL RESEARCH ANALYST

IN PREPARATION OF PROGRAM LAUNCH

Titan Trading Analytics Inc. (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to announce the appointment of Eric Davidson, Technical Research Analyst, to lead Titan’s Research for its Grey Box (semi-automated) Equity Trading Division under its USA Trading Operations.  Davidson is a founding member of the Results-Driven Financial Network (“RDFn”), a third-party research firm where he currently serves as Chief Market Technician.  He is a noted speaker and writer on the subject of technical analysis at national industry events and for trading industry periodicals.

Davidson’s appointment is also in preparation for the launch of Titan’s proprietary market data analysis platform, TickAnalyst, currently under development.  He will be instrumental with the testing, implementation and ongoing operations of Titan’s Black Box (fully automated) Division as TickAnalyst comes online later in this quarter.

Titan’s Director of US Trading Operations, Philip Carrozza II, says “I have been following Eric’s work with RDFn for the past few months and I have been impressed with the quality of his research.  I am glad to have him as part of the team here at Titan.  His help will be instrumental during the introduction and operation of TickAnalyst, but more importantly he adds another keen technical eye and a host of other skills to our Black and Grey Box US Trading Operations.”  Davidson has recently been working closely with Carrozza and the Titan team in Titan’s West Palm Beach office.  Davidson notes, “I’m thrilled to be a part of the team at Titan.  Automation and artificial intelligence is the wave of the future in capital markets.  Titan’s next-generation software and platform are state of the art, and its programmers and management team are second to none.”

Davidson co-founded the Results Driven Financial Network (“RDFn”) (www.rdfn.com) subsequent to a successful term as an analyst at an international advisory firm.  RDFn provides quality, results-driven education and training for traders and investors through comprehensive research, trading products and services.

For further information, contact Mr. Ken W. Powell at:

Phone: (780) 438-1239

This release may contain forward looking statements.  These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements.  Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.